Filed Pursuant to Rule 433

Dated January 28, 2022

Registration No. 333-254191

CAPITAL ONE FINANCIAL CORPORATION

$550,000,000 RE-OPENING OF FLOATING RATE SENIOR NOTES DUE 2024

Summary of Terms for Issuance

Issuer:	Capital One Financial Corporation

Security:	Floating Rate Senior Notes due 2024

Principal Amount:	$550,000,000

Net Proceeds to Issuer (before expenses):	$548,900,000 [1]

Ranking:	Senior Unsecured

Expected Security Ratings: *	Baa1 / BBB / A- (Moody’s / S&P / Fitch)

Trade Date:	January 28, 2022

Settlement Date: **	February 2, 2022 (T+3)

Maturity Date:	December 6, 2024

Payment Frequency:	Quarterly

Day Count/Business Day Convention:	Actual/360; Modified Following, Adjusted

Price to Public:	100.000% of principal amount, plus Accrued Interest

Fungibility:	The new Floating Rate Senior Notes due 2024 (the “Additional 2024 Notes” or “notes”) will constitute an additional issuance of, and will form a single series and be fungible with, the $350,000,000 aggregate principal amount of the Issuer’s outstanding Floating Rate Senior Notes due 2024 issued on December 6, 2021 (the “Existing Notes”). After giving effect to the issuance of the Additional 2024 Notes, there will be $900,000,000 aggregate principal amount of the Issuer’s Floating Rate Senior Notes due 2024 outstanding. The Additional 2024 Notes will have the same terms as the Existing Notes, other than the issue date and price to the public, will have the same CUSIP and ISIN numbers as the Existing Notes, and will trade interchangeably with the Existing Notes immediately upon settlement.

Interest Rate:	Base Rate plus the Spread payable quarterly in arrears.

[1]

Plus interest deemed to have accrued from and including December 6, 2021 to, but excluding February 2, 2022 (the “Accrued Interest”), such interest to be calculated in accordance with the provisions under “Description of the Notes—Floating Rate Period Interest Rates” in the preliminary prospectus supplement; provided that, SOFR in respect of February 1, 2022, shall be the Secured Overnight Financing Rate as provided by the New York Federal Reserve at approximately 8:00 a.m. (New York time) on February 2, 2022 and accrued interest, if any, from February 2, 2022, if settlement occurs after that date.

Base Rate:	SOFR (compounded daily over a quarterly Floating Rate Interest Payment Period in accordance with the specific formula described in the Prospectus Supplement (as defined below)). As further described in such Prospectus Supplement, (i) in determining the Base Rate for a U.S. Government Securities Business Day, the Base Rate generally will be the rate in respect of such day that is provided on the following U.S. Government Securities Business Day and (ii) in determining the Base Rate for any other day, such as a Saturday, Sunday or holiday, the Base Rate generally will be the rate in respect of the immediately preceding U.S. Government Securities Business Day that is provided on the following U.S. Government Securities Business Day.

Spread (Plus or Minus):	Plus 69 bps

Index Maturity:	Daily

Floating Rate Interest Payment Periods:	Quarterly; with respect to a Floating Rate Interest Payment Date, the period from and including the second most recent Floating Rate Interest Payment Period End-Date (or from and including December 6, 2021 in the case of the first Floating Rate Interest Payment Period) to but excluding the immediately preceding Floating Rate Interest Payment Period End-Date; provided that (i) the Floating Rate Interest Payment Period with respect to the final Floating Rate Interest Payment Date (i.e., the Maturity Date, or, if the notes are redeemed, the redemption date) will be the period from and including the second-to-last Floating Rate Interest Payment Period End-Date to but excluding the Maturity Date or redemption date, as applicable, and (ii) with respect to such final Floating Rate Interest Payment Period, the level of SOFR for each calendar day in the period from and including the Rate Cut-Off Date to but excluding the Maturity Date or redemption date, as applicable, shall be the level of SOFR in respect of such Rate Cut-Off Date.

Floating Rate Interest Payment Period End-Dates:	March 6, June 6, September 6 and December 6 of each year, beginning on March 6, 2022 and ending on the Maturity Date, or, if the notes are redeemed, the redemption date; provided that if any scheduled Floating Rate Interest Payment Period End-Date, other than the Maturity Date or redemption date, as applicable, falls on a day that is not a business day, it will be postponed to the following business day, except that, if that business day would fall in the next calendar month, the Floating Rate Interest Payment Period End-Date will be the immediately preceding business day. If the scheduled final Floating Rate Interest Payment Period End-Date (i.e., the Maturity Date or redemption date, as applicable) falls on a day that is not a business day, the payment of principal and interest will be made on the next succeeding business day, but interest on that payment will not accrue during the period from and after the scheduled final Floating Rate Interest Payment Period End-Date.

Floating Rate Interest Payment Dates:	The second business day following each Floating Rate Interest Payment Period End-Date; provided that the Floating Rate Interest Payment Date with respect to the final Floating Rate Interest Payment Period will be the Maturity Date, or, if the notes are redeemed, the redemption date. If the scheduled Maturity Date or redemption date, as applicable, falls on a day that is not a business day, the payment of principal and interest will be made on the next succeeding business day, but interest on that payment will not accrue during the period from and after the scheduled Maturity Date or redemption date, as applicable.

Rate Cut-Off Date:	The second U.S. Government Securities Business Day prior to the Maturity Date, or, if the notes are redeemed, the second U.S. Government Securities Business Day prior to the redemption date.

U.S Government Securities Business Day:	Any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Business Day:	New York, New York, Chicago, Illinois and McLean, Virginia

Optional Redemption:	The Issuer may redeem the notes at its option on December 6, 2023 (which is the date that is one year prior to the Maturity Date), in whole but not in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to the redemption date upon not less than 10 nor more than 60 days’ prior notice given to the holders of the notes to be redeemed.

CUSIP/ISIN:	14040H CL7 / US1404HCL78

Book-Running Manager:	Deutsche Bank Securities Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

Note: Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the second business day before delivery will be required by virtue of the fact that the notes initially will settle in three business days to specify alternative settlement arrangements to prevent a failed settlement.

Capital One Financial Corporation has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents Capital One Financial Corporation has filed with the SEC and incorporated by reference in such documents for more complete information about Capital One Financial Corporation and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of these documents by contacting Deutsche Bank Securities Inc. at 1 (800) 503-4611.

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